EXHIBIT 21


                           PENNROCK FINANCIAL SERVICES CORP.
                            SUBSIDIARIES OF THE REGISTRANT


The registrant has one direct wholly-owned subsidiary, Blue Ball National Bank. The Bank, a national bank and a member of the Federal Reserve System, is engaged in the commercial, retail and trust business.


Blue Ball National Bank has one direct wholly-owned subsidiary, Atlantic Regional Mortgage Corporation (ARMCO). ARMCO is incorporated under the laws of Pennsylvania for the purpose of originating and selling residential mortgage loans in the secondary market. On September 30, 1997, ARMCO's Board of Directors adopted a formal liquidation plan that called for operations of ARMCO to be finalized by December 31, 1997.

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